FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                         For the month of February 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X                      Form 40-F
                                 ---                              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes No X --- --- If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______________________.


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Press Release of February 7, 2003

BUENOS AIRES, February 7, 2003 - Multicanal S.A. (the "Company") today announced that it is soliciting (the "APE Solicitation") from holders of its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Loans", and together with the Existing Notes, the "Existing Debt") powers of attorney in favor of an attorney-in-fact, to execute an acuerdo preventivo extrajudicial (the "APE"). The APE Solicitation will be subject to several conditions precedent described below. Upon approval (homologacion) of the APE by the Bankruptcy Court (the "Court Approval"), each holder that accepted the APE Solicitation will receive, for each U.S.$1,000 principal amount of Existing Debt tendered in connection with the APE Solicitation, at its option, either (i) U.S.$1,000 principal amount of the Company's 10-Year Step-Up Notes (the "10-Year Notes") or (ii) U.S.$315 principal amount of either (A) the Company's 7% 7-Year Notes (the "7-Year Fixed Rate Notes") or (B) the Company's 7-Year Floating Rate Notes (the "7-Year FRNs", together with the 7-Year Fixed Rate Notes, the "7-Year Notes", and the 7-Year Notes together with the 10-Year Notes, the "New Notes"), and 598 of the Company's class C shares of common stock (the "Class C Shares"). The Company is seeking to exchange (i) approximately U.S.$100 million principal amount of its Existing Debt for U.S.$100 million of 10-Year Notes, (ii) U.S.$157.4 million principal amount of its Existing Debt for U.S.$102.3 million of its 7-Year Notes and to capitalize approximately U.S.$167.4 million principal amount of its Existing Debt. The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is exchanged pursuant to the APE. As of September 30, 2002, the aggregate principal amount of the Existing Debt outstanding was U.S.$524.8 million. The APE Solicitation will expire at 5:00 P.M., New York City time, on March 12, 2003, unless extended.

As announced by the Company on January 31, 2003, the Company is currently conducting a cash tender offer (the "Cash Tender Offer") pursuant to which the Company has offered to purchase for cash U.S.$100 million of its Existing Debt at a price of U.S.$300 per U.S.$1,000 aggregate principal amount of Existing Debt tendered for purchase. The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is tendered for purchase in the Cash Tender Offer. The Cash Tender Offer will expire at 5:00 P.M., New York City time, on March 3, 2003, unless extended.

Conditions to the APE Solicitation

The APE Solicitation is subject to several conditions precedent, including (i) the Company's controlling shareholders shall have made an irrevocable cash contribution of U.S.$10 million to the Company on or after the date of the Cash Tender Offer, (ii) an APE shall have been executed by the Company and an attorney-in-fact representing holders of at least U.S.$380 million aggregate principal amount of Existing Debt in accordance with the terms prescribed by Argentine law to make such agreement enforceable in Argentina for purposes of Chapter VII, Title II of the Argentine Bankruptcy Law; provided that the participants agree in the aggregate to allocate their Existing Debt between the two options presented to them so that the level of participation in one option does not exceed by more than 10% the level of participation in the other option (as a percentage of the total consideration being offered in each of such options) and (iii) U.S.$100 million aggregate principal amount of Existing Debt shall have been tendered in the Cash Tender Offer.

Summary of the Terms of the New Notes and the Class C Shares

The New Notes
-------------

Interest on the 10-Year Notes will accrue on the outstanding principal amount from the date of the Court Approval at a rate of 2% per annum to (but excluding) the fourth anniversary of the date of the Court Approval, thereafter at 3% per annum to (but excluding) the eighth anniversary and thereafter at 4% per annum to (but excluding) the maturity of the 10-Year Notes, which shall be ten years from the date of the Court Approval. Interest on the 10-Year Notes will be payable semi-annually in arrears every six months commencing on the date that is six months after the date of the Court Approval.

Interest on the 7-Year Fixed Rate Notes will accrue on the outstanding principal amount at a rate of 7% per annum from the date of the Court Approval to (but excluding) maturity, which shall be seven years from the date of the Court Approval, and will be payable semi-annually in arrears every six months commencing on the date that is six months after the date of the Court Approval.

Interest on the 7-Year FRNs will accrue on the outstanding principal amount from the date of the Court Approval at an annual interest rate equal to the six-month LIBOR plus a margin equal to the difference between (i) seven percent and (ii) the 7-year US SWAP rate, which shall be the midpoint of the bid and asked rates as indicated by Bloomberg on page IRSB18 as of 4:00 p.m. on the business day immediately preceding the date of the Court Approval. Interest on the 7-Year FRNs will be payable semi-annually in arrears every six months commencing on the date that is six months after the date of the Court Approval. The Company will be entitled to prepay any outstanding principal amount in whole or in part at any time, subject only to customary broken funding fees. The maturity date of the 7-Year FRNs will be the date that is seven years after the date of the Court Approval.

The principal amount of the 7-Year Notes will be due in installments, with such installments being due on the third (5% of outstanding principal amount), fourth (10% of outstanding principal amount), fifth (15% of outstanding principal amount) and sixth anniversary of the date of the Court Approval (20% of outstanding principal amount). Any outstanding principal amount of the 7-Year Notes will be due at maturity.

The New Notes will have customary (i) affirmative covenants, including delivery of financial statements, compliance with laws and maintenance of property and insurance, (ii) negative covenants, including limitation on indebtedness, limitations on liens, mergers, consolidations, transactions with affiliates, sales of assets and, for the 7-Year Notes only, total consolidated indebtedness, and (iii) events of default, including nonpayment of principal and interest, failure to comply with covenants, cross-acceleration above U.S.$5 million, bankruptcy events and material judgments. The Company will also be obligated to pay additional amounts under the New Notes in certain circumstances and in the case of the 7-Year FRNs, subject to certain limitations. The New Notes will constitute obligaciones negociables (non-convertible negotiable obligations) under Argentine law. The New Notes will be issued only after the Court Approval. The 7-Year Notes will have the benefit of a cash sweep mechanism requiring the Company to apply every six months 50% of its available excess cash in excess of U.S.$3 million to prepay principal amounts outstanding under the 7-Year Notes, ratably, after deducting amounts required to fund liquidity facilities intended to protect the Company and the holders of the New Notes from unexpected volatility in the foreign exchange rates.

The Class C Shares
------------------

The Class C Shares offered in the APE Solicitation (up to 194,259,902 shares) may represent up to approximately 34% of the Company's fully diluted equity after Court Approval. The Class C Shares will each have one vote per share and will be entitled to elect, as a class, three directors of the Company's nine directors so long as the Class C Shares represent at least 30% of the outstanding capital stock as of the time of the election, two directors so long as the Class C Shares represent at least 20% of the outstanding capital stock as of the time of the election, and one director so long as the Class C Shares represent at least 11.11% of the outstanding capital stock as of the time of the election. The Class C Shares will not be authorized for public offering in or outside of Argentina.

Each Class C Share will be convertible, at the option of the holder, into one class D share of common stock of the Company (a "Class D Share", or "Class D Shares"), with each such Class D Share having one vote per share. The Company has agreed to use its best efforts to cause the Class D Shares to be approved for trading on the Buenos Aires Stock Exchange by no later than 270 days after the date of the Court Approval.

Holders of Class C Shares will be entitled to elect, as a class, three of the Company's nine directors for so long as the Class C Shares represent 30% or more of the Company's outstanding capital stock as of the time of the election, two directors if such percentage is less than 30% but equal to or greater than 20% and one director if such percentage is less than 20% but equal to or greater than 11.11%. After the issuance of Class D Shares, the Company's board of directors will have ten members and the holders of Class D Shares shall be entitled to elect, as a class, three directors for so long as the Class D Shares represent 20% or more of the Company's outstanding capital stock as of the time of the election, two directors if such percentage is less than 20% but equal to or greater than 11.11% and one director if such percentage is less than 11.11%. However, in no event will the aggregate number of directors elected by the Class C Shares and the Class D Shares exceed four.

The directors elected by the holders of the Class C Shares, and the holders of the Class C Shares acting as a class, will have veto rights with respect to certain decisions so long as the Class C Shares represent at least 15% of the total share capital. The Class C Shares (but not the Class D Shares into which they are convertible) will also be subject to customary drag along provisions and have the benefit of customary tag along rights, in each case with respect to the Class A Shares.

As discussed above, the Class C Shares will be subject to certain transfer restrictions in and outside of Argentina. In addition, neither the Class C Shares nor the Class D Shares have been or will be registered under the Securities Act of 1933 and such securities may not be transferred or sold in the United States except pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act.

The Company's Restructuring Proposal Highlights
-----------------------------------------------

o As of September 30, 2002, the outstanding principal amount of Existing Debt was equal to U.S.$524.8 million (at a Peso/U.S.$ exchange rate of Ps.3.74 per U.S.$1.00).

o    The Company's restructuring proposal consists of the following:

     - Cash tender offer to retire U.S.$100 million at U.S.$300 per U.S.$1,000 principal amount of Existing Debt.

     - Par Exchange - Approximately U.S.$100 million principal amount of Existing Debt will be exchanged at par for the Company's 10-Year Notes. The 10-Year Notes will bear interest at a rate of 2% for the first four years, 3% for the next four years, and 4% thereafter through maturity.

     - Combined Exchange - The remaining U.S.$324.8 million principal amount of Existing Debt will be exchanged as follows: approximately U.S.$157.4 million principal amount of Existing Debt for approximately U.S.$102.3 million of the Company's 7-Year Notes and approximately U.S.$167.4 million principal amount of Existing Debt for approximately 34% of the fully diluted equity of the Company. For each U.S.$1,000 principal amount of Existing Debt tendered, creditors will receive U.S.$315 principal amount of the Company's 7-Year Notes and 598 Class C Shares.

     - The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt.

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND NEITHER THE APE NOR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE, IF APPROVED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER THE APE OR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF THE APE OR SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

The Exchange Agent for the APE Solicitation is JPMorgan Chase Bank. The Information Agent for the APE Solicitaion is D.F. King & Co., Inc. and its telephone number is (212) 493-6920.


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                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MULTICANAL S.A.



Buenos Aires, Argentina, February 7, 2003       By:  /s/ Adrian Meszaros
                                                     -------------------------
                                                      Adrian Meszaros
                                                      Chief Financial Officer